Exhibit 99.1

North Pointe Holdings Corporation Investment Policy and Guidelines 1

? Investment Philosophy Insurance and investment risk are inextricably linked. Consequently, the assumption of risk in either area has significant impact on the company's ability to assume risk in the other. It is imperative, therefore, that the investment policy provide a framework to manage and adjust investment portfolio risk profiles to accommodate present and future corporate insurance risk preferences. Investment Policy The company will manage its total investments so that at all times there are fixed income securities which are adequate in amount and duration to meet the cash requirements of current operations as well as longer term liabilities. To the extent that there are funds available for investment beyond these requirements, the investment objective for such funds will be to aim for the highest possible levels of book yield/net investment income, while maximize after-tax total return within a prudent level of risk, taking into account the potential impact on the volatility of reported earnings and reserves. Investment Objectives Company's assets shall be invested to achieve the following objectives: Meet insurance regulatory requirements with respect to investments under applicable insurance laws. The portfolio must ensure the preservation and enhancement of invested capital and insurance surplus Maintain an appropriate level of liquidity to satisfy the cash requirements of current operations and longer term obligations. Adjust investment risk to offset or complement insurance risk based on total enterprise risk tolerance. Subject to the foregoing objectives and specific guidelines set forth below, realize the highest possible levels of book yield/investment income while generating competitive after-tax total rates of return. Investment Policy

Portfolio Characteristics The duration neutral position (target) is derived in the context of an Enterprise Based Asset AllocationSM reflecting return/risk opportunities from differing investment strategies and insurance underwriting activities and the insurer's expressed capacity for risk. The duration target is to be within +/- 20% of the established benchmark. Average portfolio credit quality will be A/A2 or better. Both federal income and state premium taxes will be considered in determining asset allocation. Fixed Income Investments shall be BBB/Baa2 or better at the time of purchase. Maximum exposure to Triple-B securities will be 20% of invested assets. Direct investment in real estate, mortgages, and private placements are prohibited. Any bonds that have unrealized losses of more than 5% will require approval and documentation prior to disposition. Other than temporary impairments (OTTI) will be considered prior to realizing losses in securities. The investment manager will communicate cumulative realized losses/gains if they exceed $50,000 in any individual quarter. Inherited securities shall be exempt from guidelines but will be reviewed quarterly if deficiencies exist. Permitted Investments (Based on % of book value) Min Max Cash 0 100 Governments (1) 0 50 Agencies 0 50 Corporates 0 60 MBS 0 30 CMO 0 20 ABS (Includes CMBS) 0 30 MBS/CMO/ABS 0 50 Municipals (based on company profitability) 0 50 Preferreds 0 20 Converts/Equity 0 20 Foreign (2) 0 10 144A securities 0 10 (1) U.S. Treasury and other obligations with full faith and credit (2) U.S. Pay only Investment Policy

? Diversification Performance Benchmark Limitation on the amount of bonds owned of any one issuer (except governments and agencies) is as follows by portfolio: Rating Agency/ % of Admitted Assets % of Invested Assets NAIC Limit Per Issuer Limit By Rating AAA/1 5% None AA/1 4% None A/1 3% 35% BBB/2 2% 20% Lower than BBB/2 .5% 5% Other (%of Admitted Assets): Municipal maximum per state 15% Corporate maximum per industry Financial 50% Utility 30% Industrial 30% Preferred issuer exposure 5% Equity issuer exposure 3% Minimum issue size $100 million To be developed through an Enterprise Based Asset AllocationSM and will be reviewed annually. Investment Policy

# Investment Policy

## Glossary

Duration
Quoted in years, duration measures the sensitivity of a bond's price to changes in interest rates. It is the approximate percentage change in price (stated in years) for a 100 basis point change in yield. Duration is the weighted average term to maturity of the security's cash flows. The weights are the present value of the cash flows as a percent of the present value of all cash flows. The duration is shorter than the stated term to maturity on all securities except zero coupon bonds, in which case they are equal. The greater the duration of a bond, the greater its percentage volatility.

Fixed Income Investments
Examples of fixed income investments include government securities, corporates, municipal bonds, other structured securities (OSS includes asset backed securities; nonresidential mortgages, or CMBS; and other securitized instruments such as collateralized loan obligations or CLOs; or collateralized bond obligations, or CBOs), mortgage-backed securities (MBS) and collateralized mortgage obligations (CMOs).

Rating System:

*Fixed Income Investments*

| *NAIC Class* | *Description* | *Moody's* | *Standard & Poor's* |
|---|---|---|---|
| 1* | Highest Quality | Aaa;Aa 1,2,3; A 1,2,3 | AAA, AA+, AA, AA-, A+, A, A- |
| 2* | High Quality | Baa 1,2,3 | BBB+, BBB, BBB- |
| 3 | Medium Quality | Ba 1,2,3 | BB+, BB, BB- |
| 4 | Low Quality | B 1,2,3, | B+, B, B- |
| 5 | Lowest Quality | Caa 1,2,3; Ca, C | CCC+, CCC, CCC-, CC, C |
| 6 | In or near default | Caa 1,2,3; Ca, C | C, D |

*Commercial Paper*

| *NAIC Class* | *Description* | *Moody's* | *Standard & Poor's* |
|---|---|---|---|
| 1* | Highest Quality | P-1 | A1+, A-1 |

*Investment Grade Quality

5